Mail Stop 4628

                                                             May 29, 2019

Via E-Mail
Peter Hovenier
Chief Financial Officer
Boingo Wireless, Inc.
10960 Wilshire Blvd., 23rd Floor
Los Angeles, CA 90024

       Re:     Boingo Wireless, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2018 Filed March 1, 2019
               File No. 1-35155

Dear Mr. Hovenier:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. In your letter to us dated January 6, 2017, you discussed contacts with Syria and Sudan.
      We note also that your website lists a Wi-Fi hot spot location in North Korea. Syria,
      Sudan and North Korea are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form
      10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, and any such contacts with Syria and Sudan since the 2017 letter, including contacts with those countries' governments, whether through subsidiaries, telecom operators, affiliates, or other direct or indirect arrangements.
 Peter Hovenier
Boingo Wireless, Inc.
May 29, 2019
Page 2

      2. Please discuss the materiality of any contacts with Syria, Sudan and North Korea, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Please address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with state sponsors of terrorism.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                               Sincerely,

                                                               /s/ Cecilia Blye

                                                               Cecilia Blye,
Chief
                                                               Office of Global
Security Risk

cc:      Larry Spirgel
         Assistant Director